Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: American Capital, Ltd.

Commission File No. 814-00149

AN IMPORTANT MESSAGE FOR ALL STOCKHOLDERS Your Vote is Important Dear Valued Stockholder, On May 23, 2016, Ares Capital Corporation (NASDAQ: ARCC) and American Capital, Ltd. (NASDAQ: ACAS) entered into a definitive merger agreement, providing for the acquisition of ACAS by ARCC through a series of mergers. We believe this strategic acquisition will enhance ARCC’s position as the largest business development company in the United States(1) and a leading direct lender to U.S. middle market companies. We believe that this acquisition will generate immediate and long-term value for our stockholders through significant synergies: We anticipate that the acquisition will be accretive to core earnings per share, with the potential for increased dividends over time. We believe that the acquisition is strategically accretive, enhancing our competitive position and value proposition to borrowers through balance sheet scale, enhanced access to capital markets and greater income opportunities. By voting FOR the transaction-related proposals, you enhance ARCC’s ability to continue to grow and deliver value to stockholders. Thank you in advance for voting in support of this important acquisition. Sincerely, Michael Arougheti Co-Chairman of the Board of Directors Bennett Rosenthal Co-Chairman of the Board of Directors Kipp deVeer Chief Executive Officer STOCKHOLDERS ARE URGED TO VOTE PROMPTLY “FOR” EACH OF THE PROPOSALS Your vote is important, no matter how many shares you own. If you have any questions about how to vote your shares, or need additional assistance, please contact ARCC’s proxy solicitor: D.F. King & CO., INC. 800-967-7635 (TOLL-FREE) i For additional information and frequently asked questions, please refer to our website’s resource center: www.arescapitalcorp.com/ strategicacquisition and the full text of our registration statement filed with the SEC on Form N-14, which includes a joint proxy statement and prospectus. (1) Measured using total assets and market capitalization as of June 30, 2016. The ARCC Board of Directors unanimously recommends that stockholders vote now FOR each of the below proposals in order to finalize the vote by the ARCC special meeting on December 15, 2016 PROPOSAL 1PROPOSAL 2PROPOSAL 3 Approval of issuance of shares of ARCC Approval of issuance of shares of ARCC Adjournment of the ARCC special meeting, if common stock to be issued pursuant to common stock to be issued pursuant to necessary or appropriate, to solicit additional the merger agreement at a price below the merger agreement in accordance with proxies if there are not sufficient votes at the its then current net asset value per share NASDAQ listing rule requirements time of the ARCC special meeting to approve (if applicable)the foregoing proposals Three Easy Ways to Vote: VOTE BY TELEPHONE. Please call the VOTE BY INTERNET. Please accessVOTE BY MAIL. Sign, date, mark toll free number listed on your proxywww the website listed on your proxyand return the proxy card or voting card or voting instructions form andcard or voting instructions andinstruction form in the postage-follow the instructions provided.follow the instructions provided.paid envelope provided.

The ARCC Board of Directors, including the independent directors, has unanimously approved the merger agreement. The Board of Directors therefore unanimously recommends that shareholders vote their shares of common stock **FOR** the proposals.

- **Enhances Stockholder Value:** ARCC anticipates that the acquisition will be accretive to core earnings per share, with the potential for increased dividends over time
- **Enhances Market Position:** The acquisition enhances ARCC's position as the largest business development company by total assets and market capitalization[1] and as a leading direct lender in the U.S. middle market
- **Improves Borrower Value Proposition:** The combined company will offer an enhanced value proposition to financial sponsors and borrowers, with the ability to originate and hold larger transactions
- **Accelerates Growth of Potentially High Returning Lending Program:** The combination may allow ARCC to accelerate the ramp and increase the target size of its potentially high yielding Senior Direct Lending Program joint venture
- **Diversifies Our Balance Sheet:** The acquisition will result in a more diversified balance sheet across issuers and industries
- **Improves Access to Capital Markets:** With greater scale, we anticipate increased access to banks and capital market participants
- **Creates Greater Fee Income Opportunities:** The acquisition increases our balance sheet scale and potential for increased fee income from greater underwriting and distribution capabilities
- **Waives Significant Fees:** Ares Capital Management LLC, the external manager of ARCC, is waiving up to $100 million in potential income based fees for the ten calendar quarters beginning in the first full quarter after the acquisition

ACQUISITION ESTABLISHES CLEAR LEADER IN MIDDLE MARKET DIRECT LENDING

Earnings accretion from the acquisition, as well as the potential for growth and dividend stability

FINANCIALLY ATTRACTIVE TRANSACTION

SCALED MARKET LEADER

Largest business development company by market capitalization and total assets[1]

ARES
ARES CAPITAL CORPORATION

American Capital

Distinguished track record with differentiated investment capabilities

LEVERAGES CAPABILITIES OF ARES MANAGEMENT PLATFORM

HIGH DEGREE OF EXECUTION CERTAINTY

Proven ability to successfully close and integrate large and complex transactions

(1) Measured using total assets and market capitalization as of June 30, 2016.

COMBINING THE TWO LARGEST BUSINESS DEVELOPMENT COMPANIES[1]

LEVERAGING OUR SIZE AND SCALE TO CAPITALIZE ON ATTRACTIVE MIDDLE MARKET LENDING DYNAMICS

OUR SCALED ADVANTAGE

Borrowers want to work with scaled lenders like ARCC that offer:

- ability to commit to meaningful hold positions
- ability to grow with middle market companies over time
- increased certainty of close

CONSTRAINED BANK LENDING

Banks continue to be constrained as regulatory restrictions make it more costly and challenging to hold loans

MIDDLE MARKET DEMAND

Significant financing demand continues from middle market companies and newly raised private equity funds

AN EVEN STRONGER ARCC

ARES
ARES CAPITAL CORPORATION
+
American Capital

NO CHANGES IN ARCC LEADERSHIP:

Michael Arougheti
Co-Chairman

Bennett Rosenthal
Co-Chairman

Kipp deVeer
CEO

Penni Roll
CFO

POTENTIAL ROE DRIVERS:

- **Increased Yield**
- **Increased Fee Income**
- **Accelerated SDLP Growth**
- **Cost Savings Opportunities**

ENHANCED BALANCE SHEET:

~$12B[2]
in pro forma assets

~330
pro forma portfolio companies

DIVERSIFICATION
No single borrower represents more than 5% of the pro forma portfolio (excluding joint ventures)[2]

(1) Measured using market capitalization as of June 30, 2016.

(2) Pro forma assets and single borrower representation in the pro forma portfolio as of June 30, 2016. Includes actual exits and repayments of investments occurring between July 1, 2016 and July 31, 2016 of $660 million at fair value (total proceeds of $658 million), including the sale of American Capital Mortgage Management, LLC, and investments expected to be sold pursuant to contractual agreements as of July 31, 2016 of $111 million at fair value (total proceeds of $112 million). ARCC and ACAS cannot assure you that ACAS will sell all or any portion of these investments.

DISCLAIMER No Offer or Solicitation The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, Ares Capital has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of Ares Capital and American Capital (the “Joint Proxy Statement”) and that constitutes a prospectus of Ares Capital. The Joint Proxy Statement and Registration Statement, as applicable, are first being mailed or otherwise delivered to stockholders on or about October 18, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s web site at www.sec.gov and from either American Capital’s or Ares Capital’s web sites at www. americancapital.com or at www.arescapitalcorp.com. Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298. Participants in the Solicitation American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and American Capital stockholders in connection with the proposed transaction is set forth in the Joint Proxy Statement and Registration Statement filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement and the Registration Statement when such documents become available. These documents may be obtained free of charge from the sources indicated above. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the ARCC/ACAS merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the ARCC/ACAS merger agreement; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (13) changes in general economic and/or industry specific conditions; and (14) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.